FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 5, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Divisional performance

The operating profit/(loss)(1) of each division is shown below.

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Operating profit/(loss) before impairment losses by division
UK Retail	731	702	576	1,433	1,103
UK Corporate	563	598	588	1,161	1,092
Wealth	77	85	88	162	154
Global Transaction Services	218	207	282	425	515
Ulster Bank	80	84	104	164	185
US Retail & Commercial	193	190	273	383	456

Retail & Commercial	1,862	1,866	1,911	3,728	3,505
Global Banking & Markets	483	1,074	914	1,557	2,444
RBS Insurance	139	67	(203)	206	(253)
Central items	45	(42)	49	3	387

Core	2,529	2,965	2,671	5,494	6,083
Non-Core	553	35	66	588	211

Group operating profit before impairment losses	3,082	3,000	2,737	6,082	6,294

Impairment losses/(recoveries) by division
UK Retail	208	194	300	402	687
UK Corporate	218	105	198	323	384
Wealth	3	5	7	8	11
Global Transaction Services	54	20	3	74	3
Ulster Bank	269	461	281	730	499
US Retail & Commercial	66	110	144	176	287

Retail & Commercial	818	895	933	1,713	1,871
Global Banking & Markets	37	(24)	164	13	196
Central items	(2)	1	-	(1)	1

Core	853	872	1,097	1,725	2,068
Non-Core	1,411	1,075	1,390	2,486	3,094

Group impairment losses	2,264	1,947	2,487	4,211	5,162

Note:
(1)
Operating profit/(loss) before movements in the fair value of own debt, Asset Protection Scheme credit default swap - fair value changes, Payment Protection Insurance costs, sovereign debt impairment and related interest rate hedge adjustments, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax and RFS Holdings minority interest.

Divisional performance (continued)

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	523	508	276	1,031	416
UK Corporate	345	493	390	838	708
Wealth	74	80	81	154	143
Global Transaction Services	164	187	279	351	512
Ulster Bank	(189)	(377)	(177)	(566)	(314)
US Retail & Commercial	127	80	129	207	169

Retail & Commercial	1,044	971	978	2,015	1,634
Global Banking & Markets	446	1,098	750	1,544	2,248
RBS Insurance	139	67	(203)	206	(253)
Central items	47	(43)	49	4	386

Core	1,676	2,093	1,574	3,769	4,015
Non-Core	(858)	(1,040)	(1,324)	(1,898)	(2,883)

Group operating profit	818	1,053	250	1,871	1,132

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	%	%	%	%	%

Net interest margin by division
UK Retail	4.00	4.04	3.89	4.02	3.80
UK Corporate	2.55	2.73	2.51	2.64	2.46
Wealth	3.61	3.45	3.37	3.53	3.40
Global Transaction Services	5.63	5.91	6.49	5.77	7.16
Ulster Bank	1.69	1.72	1.92	1.71	1.86
US Retail & Commercial	3.11	3.01	2.79	3.06	2.76

Retail & Commercial	3.22	3.27	3.11	3.25	3.06
Global Banking & Markets	0.70	0.76	1.01	0.73	1.07
Non-Core	0.87	0.90	1.23	0.89	1.25

Group net interest margin	1.97	2.03	2.03	2.00	1.99

Divisional performance (continued)

	30 June 2011	31 March 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	49.5	50.3	(2%)	48.8	1%
UK Corporate	77.9	79.3	(2%)	81.4	(4%)
Wealth	12.9	12.6	2%	12.5	3%
Global Transaction Services	18.8	18.2	3%	18.3	3%
Ulster Bank	36.3	31.7	15%	31.6	15%
US Retail & Commercial	54.8	53.6	2%	57.0	(4%)

Retail & Commercial	250.2	245.7	2%	249.6	-
Global Banking & Markets	139.0	146.5	(5%)	146.9	(5%)
Other	11.8	14.5	(19%)	18.0	(34%)

Core	401.0	406.7	(1%)	414.5	(3%)
Non-Core	124.7	128.5	(3%)	153.7	(19%)

Group before benefit of Asset Protection Scheme	525.7	535.2	(2%)	568.2	(7%)
Benefit of Asset Protection Scheme	(95.2)	(98.4)	(3%)	(105.6)	(10%)

Group before RFS Holdings minority interest	430.5	436.8	(1%)	462.6	(7%)
RFS Holdings minority interest	3.0	2.9	3%	2.9	3%

Group	433.5	439.7	(1%)	465.5	(7%)

For the purposes of the divisional return on equity ratios, notional equity has been calculated as a percentage of the monthly average of divisional risk-weighted assets, adjusted for capital deductions. Currently, 9% has been applied to the Retail & Commercial divisions and 10% to Global Banking & Markets. However, these will be subject to modification as the final Basel III rules and ICB recommendations are considered.

Employee numbers by division (full time equivalents in continuing operations rounded to the nearest hundred)	30 June 2011	31 March 2011	31 December 2010

UK Retail	27,900	28,100	28,200
UK Corporate	13,400	13,100	13,100
Wealth	5,500	5,400	5,200
Global Transaction Services	2,700	2,700	2,600
Ulster Bank	4,300	4,300	4,200
US Retail & Commercial	15,200	15,400	15,700

Retail & Commercial	69,000	69,000	69,000
Global Banking & Markets	19,000	18,700	18,700
RBS Insurance	14,600	14,900	14,500
Group Centre	5,100	4,800	4,700

Core	107,700	107,400	106,900
Non-Core	6,300	6,700	6,900

	114,000	114,100	113,800
Business Services	33,500	34,100	34,400
Integration	800	300	300

Group	148,300	148,500	148,500

UK Retail

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,086	1,076	1,001	2,162	1,934

Net fees and commissions	295	270	263	565	522
Other non-interest income (net of insurance claims)	38	34	59	72	117

Non-interest income	333	304	322	637	639

Total income	1,419	1,380	1,323	2,799	2,573

Direct expenses
- staff	(218)	(215)	(230)	(433)	(455)
- other	(106)	(113)	(142)	(219)	(275)
Indirect expenses	(364)	(350)	(375)	(714)	(740)

	(688)	(678)	(747)	(1,366)	(1,470)

Operating profit before impairment losses	731	702	576	1,433	1,103
Impairment losses	(208)	(194)	(300)	(402)	(687)

Operating profit	523	508	276	1,031	416

Analysis of income by product
Personal advances	278	275	236	553	470
Personal deposits	257	254	277	511	554
Mortgages	581	543	478	1,124	900
Cards	243	238	239	481	468
Other, including bancassurance	60	70	93	130	181

Total income	1,419	1,380	1,323	2,799	2,573

Analysis of impairments by sector
Mortgages	55	61	44	116	92
Personal	106	95	168	201	401
Cards	47	38	88	85	194

Total impairment losses	208	194	300	402	687

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.2%	0.3%	0.2%	0.2%	0.2%
Personal	3.9%	3.3%	5.3%	3.7%	6.3%
Cards	3.4%	2.7%	5.9%	3.0%	6.5%

Total	0.8%	0.7%	1.1%	0.7%	1.3%

UK Retail (continued)

Key metrics
	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010

Performance ratios
Return on equity (1)	27.6%	26.2%	14.3%	26.9%	10.7%
Net interest margin	4.00%	4.04%	3.89%	4.02%	3.80%
Cost:income ratio	48%	49%	58%	49%	57%
Adjusted cost:income ratio (2)	48%	49%	56%	49%	57%

	30 June 2011	31 March 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	94.0	93.0	1%	90.6	4%
- personal	10.8	11.4	(5%)	11.7	(8%)
- cards	5.6	5.6	-	6.1	(8%)

	110.4	110.0	-	108.4	2%
Customer deposits (excluding bancassurance)	95.9	96.1	-	96.1	-
Assets under management (excluding deposits)	5.8	5.8	-	5.7	2%
Risk elements in lending	4.6	4.6	-	4.6	-
Loan:deposit ratio (excluding repos)	112%	112%	-	110%	200bp
Risk-weighted assets	49.5	50.3	(2%)	48.8	1%

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Adjusted cost:income ratio is based on total income after netting insurance claims and operating expenses.

Key points
During Q2 2011, UK Retail continued to focus on becoming the most helpful and sustainable bank in the UK. Specifically, the division increased its online functionality and developed the first iPad Banking application by a UK high-street bank and an enhanced iPhone application based on direct customer feedback. The division also simplified the overall product offering to more effectively meet the needs of customers.

Improved customer satisfaction metrics over the first half of 2011 suggest that progress is being made, but the division recognises that there is still more to do.

UK Retail also recognises the need to support improvements in customer service with internal business improvements and, during the first half of 2011, continued with a major investment programme aimed at providing staff with the training and tools necessary to achieve the strategic goals of the division.

UK Retail (continued)

Key points (continued)

Q2 2011 compared with Q1 2011
•
Operating profit of £523 million in Q2 2011 was £15 million higher than in the previous quarter. Growth in income of 3%, £39 million was partly offset by an increase in costs of 1% (£10 million) and impairment losses of 7%, £14 million. Return on equity was 27.6% compared with 26.2% in Q1 2011.

•
UK Retail continued to drive growth in secured lending.
o  Mortgage balances increased 1% on Q1 2011. RBS's share of gross new lending remained strong at 10% in the quarter and continues to perform above our share of stock at 8%.
o  Unsecured lending fell 4% in the quarter, in line with the Group's continued focus on lower risk secured lending.
o  Total deposits remained flat in the quarter due to continued strong competition in the marketplace.
o  The loan to deposit ratio at 30 June 2011 remained flat at 112%.

•
Net interest income increased marginally in the quarter with slower volume growth and net interest margin declining 4 basis points to 4.00%. The overall asset margin remained stable as higher quality, lower loan to value, mortgage lending continued to increase as a proportion of total lending, curtailing further margin expansion in the quarter. The liability margin continued to contract modestly due to continued lower long-term swap rate returns on current account balances.

•	Non-interest income increased by 10% on Q1 2011 driven by an increase in transactional fees and investment related sales partly due to seasonal factors.

•
Overall expenses increased by 1%, £10 million quarter on quarter. Direct costs fell by 1%, £4 million due to reductions in fraud charges in the quarter and efficiency benefits partly offset by an annual wage award increasing staff costs. Indirect costs were up 4%, £14 million due to increased investment and the additional cost of regulatory requirements.

•
Impairment losses increased by 7%, £14 million during the period.
o  Mortgage impairment losses were £55 million on a total book of £94 billion, a £6 million reduction quarter on quarter. The charge included £35 million on the already defaulted book reflecting continued difficult market conditions for cash recovery, and also customer forbearance(1). Arrears rates were stable and remained below the Council of Mortgage Lenders industry average.
o  The unsecured portfolio impairment charge increased 15% to £153 million, on a book of £16 billion.  Underlying default levels remained broadly flat quarter on quarter; however, a provision surplus release in Q2 2011 was lower than in Q1 2011. Industry benchmarks for cards arrears remain stable, with RBS continuing to perform better than the market.

•	Risk-weighted assets decreased 2% in the quarter, primarily reflecting improved quality and lower volume within the unsecured portfolio partly offset by volume growth in lower risk secured mortgages.

Note
(1)	For further details see page 136.

UK Retail (continued)

Key points (continued)

Q2 2011 compared with Q2 2010
•	Operating profit increased by £247 million, with income up 7%, costs down 8% and impairments 31% lower than in Q2 2010.

•
Net interest income was 8% higher than Q2 2010, with strong mortgage balance growth and recovering asset margins across all products, partially offset by continued competitive pressure on liability margins.

•	Costs were 8% lower than in Q2 2010 due to continued implementation of process efficiencies throughout the branch network and operational centres. The cost:income ratio improved from 56% to 48%.

•	Impairment losses decreased by 31% on Q2 2010, primarily reflecting the impact of risk appetite tightening and unsecured book contraction as well as a more stable economic environment.

•	Savings balances were up 10% on Q2 2010, outperforming the market which remains highly competitive.

H1 2011 compared with H1 2010
•
Net interest income was 12% higher, with net interest margin increasing by 22 basis points. This was driven by stronger asset margins seen across all products. Liability margins, however, fell as a result of a competitive marketplace, a decline in long-term swap rates and a focus on savings balance growth.

•	Total customer lending grew 4% from H1 2010 with mortgage balances increasing 8%, whilst unsecured balances reduced 13%. Deposit balances grew 7% with savings deposits up 10%.

•	Costs decreased by 7%, with the majority of savings coming from a reduction in direct costs as a result of operational efficiencies.

•	Impairment losses fell 41% in H1 2011, again reflecting the impact of risk appetite tightening and a more stable economic environment.

UK Corporate

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	641	689	647	1,330	1,257

Net fees and commissions	231	244	233	475	457
Other non-interest income	94	88	107	182	212

Non-interest income	325	332	340	657	669

Total income	966	1,021	987	1,987	1,926

Direct expenses
- staff	(199)	(202)	(189)	(401)	(394)
- other	(71)	(90)	(82)	(161)	(185)
Indirect expenses	(133)	(131)	(128)	(264)	(255)

	(403)	(423)	(399)	(826)	(834)

Operating profit before impairment losses	563	598	588	1,161	1,092
Impairment losses	(218)	(105)	(198)	(323)	(384)

Operating profit	345	493	390	838	708

Analysis of income by business
Corporate and commercial lending	666	729	660	1,395	1,290
Asset and invoice finance	163	152	154	315	288
Corporate deposits	171	170	185	341	361
Other	(34)	(30)	(12)	(64)	(13)

Total income	966	1,021	987	1,987	1,926

Analysis of impairments by sector
Banks and financial institutions	13	3	(9)	16	(7)
Hotels and restaurants	13	8	12	21	28
Housebuilding and construction	15	32	8	47	22
Manufacturing	6	6	2	12	8
Other	89	1	83	90	120
Private sector education, health, social work, recreational and community services	1	11	-	12	8
Property	51	18	61	69	127
Wholesale and retail trade, repairs	16	16	28	32	46
Asset and invoice finance	14	10	13	24	32

Total impairment losses	218	105	198	323	384

UK Corporate (continued)

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Banks and financial institutions	0.9%	0.2%	(0.6%)	0.5%	(0.2%)
Hotels and restaurants	0.8%	0.5%	0.7%	0.6%	0.8%
Housebuilding and construction	1.4%	2.8%	0.7%	2.2%	0.9%
Manufacturing	0.5%	0.5%	0.1%	0.5%	0.3%
Other	1.1%	-	1.0%	0.6%	0.7%
Private sector education, health, social work, recreational and community services	-	0.5%	0.2%	0.3%	0.2%
Property	0.7%	0.2%	0.8%	0.5%	0.8%
Wholesale and retail trade, repairs	0.7%	0.7%	1.1%	0.7%	0.9%
Asset and invoice finance	0.6%	0.4%	0.6%	0.5%	0.7%

Total	0.8%	0.4%	0.7%	0.6%	0.7%

Key metrics
	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010

Performance ratios
Return on equity (1)	12.3%	15.8%	12.5%	14.0%	11.2%
Net interest margin	2.55%	2.73%	2.51%	2.64%	2.46%
Cost:income ratio	42%	41%	40%	42%	43%

	30 June 2011	31 March 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	113.6	115.0	(1%)	114.6	(1%)
Loans and advances to customers (gross)
- banks and financial institutions	5.9	6.0	(2%)	6.1	(3%)
- hotels and restaurants	6.5	6.7	(3%)	6.8	(4%)
- housebuilding and construction	4.2	4.5	(7%)	4.5	(7%)
- manufacturing	4.9	5.1	(4%)	5.3	(8%)
- other	32.2	31.8	1%	31.0	4%
- private sector education, health, social work, recreational and community services	8.8	8.9	(1%)	9.0	(2%)
- property	29.2	30.2	(3%)	29.5	(1%)
- wholesale and retail trade, repairs	9.2	9.5	(3%)	9.6	(4%)
- asset and invoice finance	9.9	9.8	1%	9.9	-

	110.8	112.5	(2%)	111.7	(1%)

Customer deposits	99.5	100.6	(1%)	100.0	(1%)
Risk elements in lending	4.8	4.6	4%	4.0	20%
Loan:deposit ratio (excluding repos)	109%	110%	(100bp)	110%	(100bp)
Risk-weighted assets	77.9	79.3	(2%)	81.4	(4%)

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

UK Corporate (continued)

Key points
UK Corporate continues to improve the ways it adds value for its customers, while building solid business foundations for sustainable growth.

Q2 2011 saw the launch of 'Ahead for Business', underpinning the division's SME customer promise: "by doing business with us our customers can be confident that they can realise their ambitions".

Specific activities supporting the delivery of the initiative include all SME relationship managers (RMs) undergoing formal accreditation to enable them to better support the division's customers.  RMs will also spend two days a year working in SME customers' businesses, amounting to over 5,000 visits this year.

In addition, UK Corporate reinforced the 'open for business' message through the launch of a number of lending initiatives, including the Franchise Fund and the Renewable Energy Fund.

The division's launch of propositions tailored to the needs of specific customer groups continues to deliver success in start-ups, with over 50,000 new start-ups added as customers in H1 2011, and in businesses run by women. In addition, the recently launched partnership with Smarta means customers can now access a suite of business tools at low or no cost.

Furthermore, UK Corporate's expanded investment programme is focused on strengthening the business overall while also delivering tangible benefits to its customers. For example, the recent launch of automatic credit decisioning strengthens risk disciplines and shortens the time it takes to make lending decisions.

Q2 2011 compared with Q1 2011
•
Operating profit of £345 million was 30% lower, predominantly driven by the one-off favourable impact of the revision of deferred fee income recognition assumptions in Q1 2011 (£50 million) and the release of latent provisions of £108 million in the same period.

•
Net interest income fell by 7%, significantly impacted by the revision of income deferral assumptions in Q1 2011, leading to a reduction in net interest margin of 18 basis points.  Adjusting for the impact of this change in assumptions in Q1 2011, lending income in Q2 2011 increased 1% while net interest margin improved by 1 basis point.

•	Non-interest income declined 2% with increased operating lease activity and profit on sale of assets partially offsetting lower Global Banking & Markets revenue share income.

•	Total costs decreased 5% primarily driven by a successful recovery of an operating loss exposure provided for in Q1 2011.

•	Impairments increased £113 million as a result of lower releases of latent provisions and higher specific impairments, albeit limited to a small number of exposures.

UK Corporate (continued)

Key points (continued)

Q2 2011 compared with Q2 2010
•	Operating profit decreased 12% to £345 million, with improved lending margins offset by higher funding costs and impairments.

•
Net interest income remained broadly in line with Q2 2010, whilst the net interest margin increased 4 basis points as a result of re-pricing of the loan portfolio. The net funding position improved £8 billion, reflecting successful deposit-gathering initiatives.

•	Non-interest income decreased by £15 million, reflecting lower GBM revenue share income partially offset by asset disposal gains.

•	Impairments increased £20 million, reflecting higher specific impairments partially offset by an improvement in collectively assessed balances.

H1 2011 compared with H1 2010
•	Operating profit increased by £130 million, 18%, driven by re-pricing of the lending portfolio, revised deferred income recognition and lower impairments partially offset by higher costs of funding.

•
Excluding the deferred fee impact recognised in H1 2011, net interest income increased £23 million and net interest margin improved 7 basis points with gains from re-pricing only partially offset by deposit margin pressure. The loan to deposit ratio improved from 119% to 109% due to strong growth in customer deposits.

•	Non-interest income decreased by 2%. Investment disposal gains and increased operating lease activity were offset by lower GBM revenue share income.

•
Total costs decreased £8 million, 1%, but increased 3% excluding the £29 million OFT penalty in Q1 2010, reflecting the investment in strategic initiatives and increased operating lease activity in H1 2011.

•	Impairments of £323 million were 16% lower than H1 2010, the result of improved book quality and credit metrics slightly offset by a small number of specific provisions.

Wealth

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	182	167	150	349	293

Net fees and commissions	94	97	97	191	192
Other non-interest income	21	17	19	38	36

Non-interest income	115	114	116	229	228

Total income	297	281	266	578	521

Direct expenses
- staff	(111)	(100)	(92)	(211)	(191)
- other	(51)	(44)	(39)	(95)	(74)
Indirect expenses	(58)	(52)	(47)	(110)	(102)

	(220)	(196)	(178)	(416)	(367)

Operating profit before impairment losses	77	85	88	162	154
Impairment losses	(3)	(5)	(7)	(8)	(11)

Operating profit	74	80	81	154	143

Analysis of income
Private banking	245	231	216	476	420
Investments	52	50	50	102	101

Total income	297	281	266	578	521

Key metrics
	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010

Performance ratios
Return on equity (1)	17.4%	19.0%	20.1%	18.2%	18.1%
Net interest margin	3.61%	3.45%	3.37%	3.53%	3.40%
Cost:income ratio	74%	70%	67%	72%	70%

	30 June 2011	31 March 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	8.2	7.8	5%	7.8	5%
- personal	7.0	7.0	-	6.7	4%
- other	1.6	1.7	(6%)	1.6	-

	16.8	16.5	2%	16.1	4%
Customer deposits	37.3	37.5	(1%)	36.4	2%
Assets under management (excluding deposits)	34.3	34.4	-	32.1	7%
Risk elements in lending	0.2	0.2	-	0.2	-
Loan:deposit ratio (excluding repos)	45%	44%	100bp	44%	100bp
Risk-weighted assets	12.9	12.6	2%	12.5	3%

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Wealth (continued)

Key points
Following the Q1 2011 announcement of a new set of goals and strategic plans, Wealth advanced the execution of these plans during the second quarter with significant changes implemented.

The global market footprint has been adjusted to increase focus on territories where Wealth has scale or the opportunity for strategic future growth while, in the UK, the business has focused on ensuring services provided more closely meet the specific needs of different client groups and remain of a consistently high quality. On the product side new product propositions are being developed to meet the needs of UK and international clients with more sophisticated investment and credit requirements. Internally, Wealth continues with a programme to develop talent at all levels of the organisation. The division is also putting in place a launch plan to bring the Coutts business in the UK, and RBS Coutts,  under one global 'Coutts' brand.

The division is increasing its focus on technology innovation, with implementation of a new IT platform in the UK continuing. The business is exploring additional opportunities to bring new innovation to the client interface with a view to improving the client experience, enhance the interaction between clients and the bank and provide advisers with improved ability to collaborate and serve client needs.

Q2 2011 compared with Q1 2011
•
Operating profit in the second quarter declined £6 million on the prior quarter as good income growth was more than offset by an increase in expenses, largely reflecting the continued investment programme within the division.

•
Income increased £16 million quarter on quarter with a 9% rise in net interest income. There was significant growth in treasury income and lending margins continued their upward trajectory with a further 6 basis point improvement. Deposit margins made a slight recovery and average deposit balances grew by 3%. These contributed to a 16 basis point increase in net interest margin.

•
Expenses increased 12% to £220 million, primarily driven by continued investment in strategic initiatives, including technology development and implementation, as well as by investment in regulatory programmes and further recruitment of private bankers.

•
Lending volumes maintained impetus with a 2% growth in loans. Assets under management were stable quarter on quarter as 2% growth in net new business was offset by adverse market and foreign exchange movements. Deposits were also stable quarter on quarter although average balances were higher.

Q2 2011 compared with Q2 2010
•	Q2 2011 operating profit declined 9% on prior year to £74 million. An increase in expenses was only partially offset by increased income and a reduction in impairments.

•
Income increased by £31 million, with a 24 basis point improvement in net interest margin. Lending volumes and margins continued to grow whilst deposit margin compression was offset by a 3% growth in deposit volumes and increased internal reward for the divisional funding surplus.

•
Expenses rose £42 million with a 10% increase in headcount reflecting continued recruitment following previous private banker attrition and significant investment in strategic initiatives. Changes in the phasing of bonus expense accounted for £7 million of the increase in the expense base.

Wealth (continued)

Key points (continued)

Q2 2011 compared with Q2 2010 (continued)
•
Client assets and liabilities managed by the division increased by 9%. The division has managed to significantly increase assets under management with balances, adjusted for definitional changes, growing 8%.

H1 2011 compared with H1 2010
•	H1 2011 operating profit of £154 million increased 8% on H1 2010 reflecting strong growth in client assets and liabilities managed by the division and improved net interest margin.

•	Income, at £578 million, was 11% higher, reflecting strong growth in treasury income and sustained improvements in lending margin and volume.

•	Expenses increased by £49 million to £416 million reflecting additional strategic investment and headcount growth to service the increased revenue base.

•	Lending volumes maintained strong growth momentum and the deposit base increased despite the continued competitive markets for deposits.

Global Transaction Services

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	263	260	237	523	454
Non-interest income	297	282	411	579	801

Total income	560	542	648	1,102	1,255

Direct expenses
- staff	(95)	(96)	(102)	(191)	(206)
- other	(32)	(29)	(37)	(61)	(70)
Indirect expenses	(215)	(210)	(227)	(425)	(464)

	(342)	(335)	(366)	(677)	(740)

Operating profit before impairment losses	218	207	282	425	515
Impairment losses	(54)	(20)	(3)	(74)	(3)

Operating profit	164	187	279	351	512

Analysis of income by product
Domestic cash management	217	212	201	429	395
International cash management	215	211	193	426	378
Trade finance	78	73	76	151	147
Merchant acquiring	4	3	133	7	248
Commercial cards	46	43	45	89	87

Total income	560	542	648	1,102	1,255

Key metrics
	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010

Performance ratios
Return on equity (1)	27.0%	30.8%	45.0%	28.9%	40.3%
Net interest margin	5.63%	5.91%	6.49%	5.77%	7.16%
Cost:income ratio	61%	62%	56%	61%	59%

	30 June 2011	31 March 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	30.2	27.1	11%	25.2	20%
Loans and advances	19.2	17.2	12%	14.4	33%
Customer deposits	73.3	69.3	6%	69.9	5%
Risk elements in lending	0.3	0.2	50%	0.1	200%
Loan:deposit ratio (excluding repos)	26%	25%	100bp	21%	500bp
Risk-weighted assets	18.8	18.2	3%	18.3	3%

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Global Transaction Services (continued)

Key points
Global Transaction Services (GTS) maintained momentum during Q2 2011 delivering a strong deposit gathering performance and growth across all product areas, demonstrating the division's commitment to deliver working capital solutions for customers.

Building on the successes of the first quarter, GTS has enhanced its online trade capability MaxTrad to streamline workflows and simplify the process for clients. The ongoing support to UK companies, helping them to trade internationally, has been enhanced through the launch of a new international website and participation in UK Government-backed joint initiatives.

Q2 2011 compared with Q1 2011
•	Operating profit decreased 12%, driven by a single name impairment provision recognised in Q2 2011.

•	Income increased by 3% with good performance across all product lines.

•	Expenses increased by 2%, largely due to investment in technology and support infrastructure.

•	Q2 2011 impairment losses of £54 million largely related to a single provision.

•	Third party assets increased by £3.1 billion, driven mainly by strong growth in trade financing combined with an uplift in short-term international cash management overdrafts.

Q2 2011 compared with Q2 2010
•
Operating profit fell 41%, in part reflecting the sale of Global Merchant Services (GMS), which completed on 30 November 2010. Adjusting for the disposal operating profit decreased 24%, driven by a single name provision recognised in Q2 2011.

•	Excluding GMS, income increased by 8% supported by the strengthening of deposit gathering initiatives.

•	Customer deposits increased by 17% to £73.3 billion reflecting strong deposit volumes in domestic and international cash management, despite a challenging competitive environment.

•	Third party assets increased by £5 billion due to strong growth in trade financing.

•	During Q2 2010, GMS recorded income of £130 million, total expenses of £66 million and an operating profit of £64 million.

H1 2011 compared with H1 2010
•	Operating profit decreased 31%, primarily due to the sale of GMS in November 2010. Adjusting for the disposal operating profit fell 12% driven by a single name provision recognised in H1 2011.

•	Excluding GMS, income was up 9% reflecting strong deposit volumes in domestic and international cash management together with an improved performance in trade and commercial cards.

•	Excluding GMS, expenses increased by 11%, due to business improvement initiatives and investment in technology and support infrastructure.

•	During H1 2010, GMS recorded income of £243 million, total expenses of £128 million and an operating profit of £115 million.

Ulster Bank

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	171	169	194	340	382

Net fees and commissions	37	36	43	73	78
Other non-interest income	14	15	10	29	28

Non-interest income	51	51	53	102	106

Total income	222	220	247	442	488

Direct expenses
- staff	(57)	(56)	(60)	(113)	(126)
- other	(17)	(18)	(20)	(35)	(39)
Indirect expenses	(68)	(62)	(63)	(130)	(138)

	(142)	(136)	(143)	(278)	(303)

Operating profit before impairment losses	80	84	104	164	185
Impairment losses	(269)	(461)	(281)	(730)	(499)

Operating loss	(189)	(377)	(177)	(566)	(314)

Analysis of income by business
Corporate	117	113	134	230	279
Retail	98	113	105	211	217
Other	7	(6)	8	1	(8)

Total income	222	220	247	442	488

Analysis of impairments by sector
Mortgages	78	233	33	311	66
Corporate
- property	66	97	117	163	199
- other corporate	103	120	118	223	209
Other lending	22	11	13	33	25

Total impairment losses	269	461	281	730	499

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	1.4%	4.3%	0.9%	2.9%	0.9%
Corporate
- property	5.0%	7.2%	4.9%	6.2%	4.2%
- other corporate	4.7%	5.5%	4.8%	5.1%	4.2%
Other lending	5.5%	2.8%	2.7%	4.1%	2.6%

Total	2.9%	5.0%	3.1%	3.9%	2.8%

Ulster Bank (continued)

Key metrics
	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010

Performance ratios
Return on equity (1)	(19.7%)	(41.9%)	(19.3%)	(30.5%)	(17.1%)
Net interest margin	1.69%	1.72%	1.92%	1.71%	1.86%
Cost:income ratio	64%	62%	58%	63%	62%

	30 June 2011	31 March 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	21.8	21.5	1%	21.2	3%
- corporate
- property	5.3	5.4	(2%)	5.4	(2%)
- other corporate	8.7	8.8	(1%)	9.0	(3%)
- other lending	1.6	1.5	7%	1.3	23%

	37.4	37.2	1%	36.9	1%
Customer deposits	24.3	23.8	2%	23.1	5%
Risk elements in lending
- mortgages	2.0	1.8	11%	1.5	33%
- corporate
- property	1.1	1.0	10%	0.7	57%
- other corporate	1.8	1.6	13%	1.2	50%
- other lending	0.2	0.2	-	0.2	-

	5.1	4.6	11%	3.6	42%
Loan:deposit ratio (excluding repos)	144%	147%	(300bp)	152%	(800bp)
Risk-weighted assets	36.3	31.7	15%	31.6	15%

Spot exchange rate - €/£	1.106	1.131		1.160

Note:
(1)	Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points
Macroeconomic conditions continue to be the key driver of Ulster Bank's results. However, further progress is being made on economic, political and regulatory reform in the Republic of Ireland and recent trends suggest a more positive medium-term outlook, although key risks remain.

Ulster Bank continues to focus on the long-term recovery of the business. Deposit gathering, management of the cost base and capitalising on emerging market opportunities all remain priorities. Ulster Bank has also recently published the first, independently assured, report on progress made in achieving its Customer Commitments. Good progress has been made so far, with work ongoing to address areas that need further improvement.

Ulster Bank (continued)

Key points (continued)

Q2 2011 compared with Q1 2011
•	Operating loss of £189 million in Q2 2011 decreased by £188 million compared with Q1 2011, primarily driven by a reduction in impairment losses.

•	Net interest income fell by 2% in constant currency terms, largely due to the income drag of the impaired loan book. Net interest margin fell by 3 basis points to 1.69%.

•
Loans and advances to customers fell by 1% over the quarter on a constant currency basis due to continued amortisation. Customer deposits remained largely stable despite challenging market conditions, reflecting the continued uncertainty around the Republic of Ireland's sovereign debt position.

•	Expenses increased by 4% in the quarter in constant currency terms, largely reflecting a write-down in the value of own property assets.

•
Impairment losses for Q2 2011 of £269 million were £192 million lower than Q1 2011, which included an adjustment in respect of recalibration of credit metrics in relation to the mortgage portfolio. However, credit conditions in Ireland will remain challenging with continued downward pressure on asset values coupled with rising interest rates maintaining pressure on borrowers.

•	Risk-weighted assets increased by £4.6 billion (13% on a constant currency basis), reflecting the continued weak credit environment and resultant impact on credit risk metrics.

Q2 2011 compared with Q2 2010
•
Net interest income fell by 14% on a constant currency basis, reflecting higher funding costs, partly offset by loan repricing initiatives. Non interest income fell by 5% largely reflecting the loss of income from the merchant services business, disposed of in Q4 2010.

•
Loans to customers fell by 5% on a constant currency basis, reflecting subdued demand for new business. Customer deposits were flat over the period with strong growth in core franchise deposits offset by lower wholesale balances.

•	Expenses were broadly flat over the period in constant currency terms, as expense reductions over the period largely offset the property write-down in Q2 2011.

•	Risk-weighted assets increased by £5.8 billion (11% on a constant currency basis) driven by worsened portfolio risk metrics.

H1 2011 compared with H1 2010
•	Operating loss of £566 million was £252 million higher than H1 2010, largely driven by an increase in impairment losses reflecting the deterioration in customer credit quality.

•	Total income fell by 9% in constant currency terms, reflecting higher funding costs and the high cost of deposit gathering.

•	Expenses decreased by 8% on a constant currency basis due to active management of the cost base with a focus on reducing discretionary expenditure.

US Retail & Commercial (£ Sterling)

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	469	451	502	920	970

Net fees and commissions	185	170	203	355	380
Other non-interest income	61	73	72	134	147

Non-interest income	246	243	275	489	527

Total income	715	694	777	1,409	1,497

Direct expenses
- staff	(205)	(197)	(151)	(402)	(366)
- other	(135)	(124)	(163)	(259)	(297)
Indirect expenses	(182)	(183)	(190)	(365)	(378)

	(522)	(504)	(504)	(1,026)	(1,041)

Operating profit before impairment losses	193	190	273	383	456
Impairment losses	(66)	(110)	(144)	(176)	(287)

Operating profit	127	80	129	207	169

Average exchange rate - US$/£	1.631	1.601	1.492	1.616	1.525

Analysis of income by product
Mortgages and home equity	108	109	124	217	239
Personal lending and cards	108	107	122	215	236
Retail deposits	231	216	248	447	474
Commercial lending	147	137	152	284	294
Commercial deposits	72	69	86	141	167
Other	49	56	45	105	87

Total income	715	694	777	1,409	1,497

Analysis of impairments by sector
Residential mortgages	13	6	22	19	41
Home equity	11	40	38	51	44
Corporate and commercial	22	17	76	39	125
Other consumer	9	20	7	29	63
Securities	11	27	1	38	14

Total impairment losses	66	110	144	176	287

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.9%	0.4%	1.3%	0.7%	1.2%
Home equity	0.3%	1.1%	0.9%	0.7%	0.5%
Corporate and commercial	0.4%	0.3%	1.5%	0.4%	1.2%
Other consumer	0.6%	1.3%	0.3%	0.9%	1.6%

Total	0.5%	0.7%	1.1%	0.6%	1.1%

US Retail & Commercial (£ Sterling) (continued)

Key metrics
	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010

Performance ratios
Return on equity (1)	6.8%	4.4%	5.7%	5.6%	3.8%
Net interest margin	3.11%	3.01%	2.79%	3.06%	2.76%
Cost:income ratio	73%	72%	65%	73%	69%

	30 June 2011	31 March 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	70.9	70.6	-	71.2	-
Loans and advances to customers (gross)
- residential mortgages	5.7	5.6	2%	6.1	(7%)
- home equity	14.6	14.7	(1%)	15.2	(4%)
- corporate and commercial	21.3	20.2	5%	20.4	4%
- other consumer	6.3	6.4	(2%)	6.9	(9%)
	47.9	46.9	2%	48.6	(1%)
Customer deposits (excluding repos)	56.5	56.7	-	58.7	(4%)
Risk elements in lending
- retail	0.5	0.5	-	0.4	25%
- commercial	0.4	0.5	(20%)	0.5	(20%)

	0.9	1.0	(10%)	0.9	-
Loan:deposit ratio (excluding repos)	83%	81%	200bp	81%	200bp
Risk-weighted assets	54.8	53.6	2%	57.0	(4%)

Spot exchange rate - US$/£	1.607	1.605		1.552

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points
•	Sterling strengthened relative to the US dollar during the second quarter, with the average exchange rate increasing by 2% compared with Q1 2011.

•	Performance is described in full in the US dollar-based financial statements set out on pages 41 to 42.

US Retail & Commercial (US Dollar)

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	$m	$m	$m	$m	$m

Income statement
Net interest income	764	723	748	1,487	1,478

Net fees and commissions	301	273	303	574	579
Other non-interest income	100	116	110	216	226

Non-interest income	401	389	413	790	805

Total income	1,165	1,112	1,161	2,277	2,283

Direct expenses
- staff	(335)	(315)	(223)	(650)	(558)
- other	(220)	(198)	(246)	(418)	(453)
Indirect expenses	(297)	(293)	(283)	(590)	(576)

	(852)	(806)	(752)	(1,658)	(1,587)

Operating profit before impairment losses	313	306	409	619	696
Impairment losses	(107)	(177)	(214)	(284)	(438)

Operating profit	206	129	195	335	258

Analysis of income by product
Mortgages and home equity	175	175	185	350	365
Personal lending and cards	176	171	182	347	360
Retail deposits	377	346	372	723	723
Commercial lending	240	219	226	459	448
Commercial deposits	118	110	128	228	254
Other	79	91	68	170	133

Total income	1,165	1,112	1,161	2,277	2,283

Analysis of impairments by sector
Residential mortgages	21	9	33	30	63
Home equity	19	64	56	83	66
Corporate and commercial	35	28	113	63	190
Other consumer	16	33	10	49	97
Securities	16	43	2	59	22

Total impairment losses	107	177	214	284	438

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.9%	0.4%	1.3%	0.7%	1.3%
Home equity	0.3%	1.1%	0.9%	0.7%	0.5%
Corporate and commercial	0.4%	0.3%	1.5%	0.4%	1.2%
Other consumer	0.6%	1.3%	0.3%	1.0%	1.6%

Total	0.5%	0.7%	1.1%	0.6%	1.1%

US Retail & Commercial (US Dollar) (continued)

Key metrics
	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010

Performance ratios
Return on equity (1)	6.8%	4.4%	5.7%	5.6%	3.8%
Net interest margin	3.11%	3.01%	2.79%	3.06%	2.76%
Cost:income ratio	73%	72%	65%	73%	69%

	30 June 2011	31 March 2011		31 December 2010
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Total third party assets	113.9	113.2	1%	110.5	3%
Loans and advances to customers (gross)
- residential mortgages	9.2	9.1	1%	9.4	(2%)
- home equity	23.5	23.6	-	23.6	-
- corporate and commercial	34.0	32.2	6%	31.7	7%
- other consumer	10.2	10.3	(1%)	10.6	(4%)

	76.9	75.2	2%	75.3	2%
Customer deposits (excluding repos)	90.7	91.0	-	91.2	(1%)
Risk elements in lending
- retail	0.9	0.8	13%	0.7	29%
- commercial	0.6	0.8	(25%)	0.7	(14%)

	1.5	1.6	(6%)	1.4	7%
Loan:deposit ratio (excluding repos)	83%	81%	200bp	81%	200bp
Risk-weighted assets	88.1	86.0	2%	88.4	-

Note:
(1)	Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of monthly average of divisional RWAs, adjusted for capital deductions).

Key points
US Retail & Commercial continued to focus on its "back-to-basics" strategy, with good progress made in developing the division's customer franchise over the first half of 2011.

Consumer customer satisfaction improved significantly in Q2 2011, approaching the highest level in 24 months, and comparing well to the competitor average which declined in the same period.

US Retail & Commercial continued to re-energise the franchise through new branding, product development and competitive pricing.

Consumer Finance has continued to strengthen its alignment with branch banking, further increasing the penetration of products to deposit households.  Consumer Finance has also launched a new branded programme targeting residential lending.

The Commercial Banking business has also achieved good momentum through a refreshed sales training programme, improved product offering and further improvements in the cross-sell of Global Transaction Services (GTS) products to its customer base.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

Q2 2011 compared with Q1 2011
•
US Retail & Commercial posted an operating profit of $206 million compared with $129 million in the prior quarter, an increase of $77 million, or 60%. The Q2 2011 operating environment remained challenging, with low absolute interest rates, high but stable unemployment, a soft housing market and the continuing impact of legislative changes.

•
Net interest income was up $41 million, or 6%, and net interest margin increased by 10 basis points to 3.11%. The improvement was driven by the purchase of higher yielding securities, lower cost of funds and higher commercial loan volumes.  Loans and advances were up from the previous quarter due to strong growth in commercial loan volumes partly offset by some continued planned run-off of long-term fixed rate consumer products.

•
Non-interest income was up $12 million, or 3%, reflecting higher deposit fees and ATM/debit card fees, as a result of new pricing initiatives, and an increase in commercial banking fee income partially offset by lower securities gains.

•	Total expenses were up $46 million, or 6%, driven by changes in the phasing of bonus expense, mortgage servicing rights impairment and costs related to the implementation of regulatory changes.

•
Impairment losses were down $70 million, or 40%, reflecting improved credit conditions across the loan portfolio and lower impairments related to securities.  Loan impairments as a percentage of loans and advances improved to 0.5% from 0.7% in the quarter.

Q2 2011 compared with Q2 2010
•
Operating profit rose to $206 million from $195 million, an increase of $11 million, or 6%.  Excluding a $113 million credit related to changes to the defined benefit pension plan in Q2 2010, operating profit was up $124 million, or 151%, substantially driven by lower impairments.

•
Net interest income was up $16 million, or 2%, on an average balance sheet that was $9 billion smaller.  Net interest margin improved by 32 basis points to 3.11% reflecting changes in deposit mix and continued discipline around deposit pricing as well as the positive impact of the balance sheet restructuring programme carried out during Q3 2010 combined with strong commercial loan growth.

•
Customer deposits were down $3 billion, or 3%, reflecting the impact of a changed pricing strategy on low margin term and time products offset by strong checking balance growth.  Consumer checking balances grew by 5% while small business checking balances grew by 8% over the year.

•
Non-interest income was down $12 million, or 3%, reflecting lower deposit fees as a result of Regulation E legislative changes and lower mortgage banking income partially offset by higher commercial banking fee income.

•
Total expenses were lower by $13 million, or 2%, excluding the defined benefit plan credit booked in Q2 2010, primarily reflecting lower Federal Deposit Insurance Corporation (FDIC) deposit insurance levies.

•
Impairment losses declined by $107 million, or 50%, reflecting an improved credit environment partially offset by higher impairments related to securities. Loan impairments as a percent of loans and advances improved to 0.5% from 1.1%.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

H1 2011 compared with H1 2010
•
Operating profit of $335 million was up $77 million, or 30%, from H1 2010. Excluding a $113 million credit related to changes to the defined benefit plan in Q2 2010, operating profit was up $190 million, or 131%, largely reflecting an improved credit environment. Income and impairment loss drivers are consistent with Q2 2011 compared with Q2 2010.

•	Excluding the defined benefit plan credit booked in Q2 2010, total expenses were down $42 million, or 2%, due to changes in the phasing of bonus expense and lower FDIC deposit insurance levies.

Global Banking & Markets

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	178	193	335	371	714

Net fees and commissions receivable	363	390	314	753	659
Income from trading activities	922	1,752	1,232	2,674	3,259
Other operating income (net of related funding costs)	87	45	66	132	139

Non-interest income	1,372	2,187	1,612	3,559	4,057

Total income	1,550	2,380	1,947	3,930	4,771

Direct expenses
- staff	(605)	(863)	(631)	(1,468)	(1,518)
- other	(229)	(216)	(200)	(445)	(384)
Indirect expenses	(233)	(227)	(202)	(460)	(425)

	(1,067)	(1,306)	(1,033)	(2,373)	(2,327)

Operating profit before impairment losses	483	1,074	914	1,557	2,444
Impairment losses	(37)	24	(164)	(13)	(196)

Operating profit	446	1,098	750	1,544	2,248

Analysis of income by product
Rates - money markets	(41)	(74)	4	(115)	92
Rates - flow	357	733	471	1,090	1,170
Currencies	234	224	179	458	474
Credit and mortgage markets	437	885	474	1,322	1,433

Fixed income & currencies	987	1,768	1,128	2,755	3,169
Portfolio management and origination	329	337	581	666	1,050
Equities	234	275	238	509	552

Total income	1,550	2,380	1,947	3,930	4,771

Analysis of impairments by sector
Manufacturing and infrastructure	45	32	(12)	77	(19)
Property and construction	-	6	56	6	64
Banks and financial institutions	2	(23)	110	(21)	126
Other	(10)	(39)	10	(49)	25

Total impairment losses	37	(24)	164	13	196

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	0.2%	(0.1%)	0.7%	-	0.4%

Global Banking & Markets (continued)

Key metrics
	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010

Performance ratios
Return on equity (1)	8.7%	20.8%	14.8%	14.8%	22.5%
Net interest margin	0.70%	0.76%	1.01%	0.73%	1.07%
Cost:income ratio	69%	55%	53%	60%	49%
Compensation ratio (2)	39%	36%	32%	37%	32%

	30 June 2011	31 March 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers	71.2	70.1	2%	75.1	(5%)
Loans and advances to banks	38.6	46.2	(16%)	44.5	(13%)
Reverse repos	97.5	105.1	(7%)	94.8	3%
Securities	141.5	132.2	7%	119.2	19%
Cash and eligible bills	32.8	33.9	(3%)	38.8	(15%)
Other	37.5	35.8	5%	24.3	54%

Total third party assets (excluding derivatives mark-to-market)	419.1	423.3	(1%)	396.7	6%
Net derivative assets (after netting)	32.2	34.5	(7%)	37.4	(14%)
Customer deposits (excluding repos)	35.7	36.6	(2%)	38.9	(8%)
Risk elements in lending	1.5	1.8	(17%)	1.7	(12%)
Loan:deposit ratio (excluding repos)	200%	191%	900bp	193%	700bp
Risk-weighted assets	139.0	146.5	(5%)	146.9	(5%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Compensation ratio is based on staff costs as a percentage of total income.

Key points
The uncertain economic environment continued to dampen client activity within Global Banking & Markets (GBM). Weak investor confidence, seen late in Q1 2011, continued into Q2 2011 as European sovereign debt concerns and expectations of weaker global economic growth undermined risk appetite.

GBM has leading positions in its chosen fixed income, currencies and debt capital markets. Despite turbulent market conditions, the division continues to invest to support the existing franchise, improve connectivity and enhance the control infrastructure. In addition, GBM continues to focus on broadening capabilities in equities and emerging markets.

Our strategy is clear and focused, and GBM will continue to build on progress made in H1 2011 during the second half of the year.

Global Banking & Markets (continued)

Key points (continued)

Q2 2011 compared with Q1 2011
•	Operating profit fell to £446 million following a marked decline in revenue, partially offset by a lower level of performance-related compensation.

•
Revenue fell 35%, mirroring a similar quarter on quarter profile last year, albeit from a lower Q1 2011 base. The decline was driven by Fixed Income & Currencies, which fell 44% in challenging market conditions. A subdued market environment caused smaller declines in Equities and Portfolio Management and Origination.

○
Average trading Value-at-Risk (VaR) in the Group's Core businesses decreased by 44% over the course of the second quarter as GBM managed down its risk positions given a volatile and risk averse environment. In addition, reduction in the volatility of the market data used in its calculation also impacted VaR.

○
Money Market activity remained subdued as expectations of interest rate increases in the UK and US receded. Revenue from the underlying business was more than offset by the cost of the division's funding and liquidity activities.

○ Rates Flow fell sharply, compared with a buoyant Q1 2011, reflecting decreased corporate activity in Europe and a subdued trading performance.

○
Mortgage and Asset-Backed Security markets, although weaker than prior quarter, continued to be supported by healthy client demand. Revenues, however, fell in Q2 2011 reflecting difficult trading conditions.

○ Equities declined as levels of client activity struggled in volatile and thin markets.

○ Portfolio Management and Origination remained flat, with a slowdown in the Debt Capital Markets business offset by gains on market derivative values.

•	Total costs fell £239 million, driven by lower performance-related pay following the weaker revenue performance in Q2 2011.

•	Impairments, at £37 million, remained low and reflected a single specific provision.

•	Third party assets were broadly flat and continued to be managed within the targeted range of £400 - £450 billion.

•	Risk-weighted assets fell 5% as GBM carefully managed its risk levels and continued to focus on efficient capital deployment.

•	Net interest margin continued to be depressed by the lengthening of the division's funding profile and lower margins in the Money Markets business.

•	Return on equity of 9% was primarily impacted by the fall in revenue.

Global Banking & Markets (continued)

Key points (continued)

Q2 2011 compared with Q2 2010
•	Operating profit declined by 41% as a result of the fall in revenue.

•	Lower revenue in the Rates businesses primarily stems from lower levels of client activity and reduced appetite for risk. Overall, Fixed Income & Currencies revenue fell by £141 million, or 13%.

•
The fall in Portfolio Management and Origination revenue reflects a declining balance sheet as customer repayments outweighed new lending. This was compounded by the negative impact of changes in market derivative values.

•	The increase in total costs reflects ongoing investment activities and higher levels of depreciation, driven by investment spend in earlier periods.

•	Impairments improved due to a lower level of specific provisions in Q2 2011 compared with Q2 2010.

H1 2011 compared with H1 2010
•	Both H1 2011 and H1 2010 began strongly before weakening as the period progressed. However, investor confidence has been more fragile in 2011 and operating profit is down 31% as a result.

•	Revenue generation has slowed across a range of businesses as investors remained nervous, with Fixed Income & Currencies revenue 13% lower in the first half of 2011 compared with H1 2010.

•
Portfolio Management suffered the most significant decline in revenue, from £1,050 million in H1 2010 to £666 million in H1 2011. The reduction was due to a declining balance sheet and reduced levels of origination activity as clients increased cash holdings. This was exacerbated by a swing in market derivative values over the period.

•	Increased costs primarily reflect higher levels of investment and expense related to regulatory changes, both at a divisional and Group level.

•	During H1 2011 impairments benefited from a low level of specific charges and a latent loss provision release.

RBS Insurance

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Income statement
Earned premiums	1,056	1,065	1,118	2,121	2,248
Reinsurers' share	(60)	(54)	(38)	(114)	(72)

Net premium income	996	1,011	1,080	2,007	2,176
Fees and commissions	(81)	(75)	(91)	(156)	(181)
Instalment income	35	35	40	70	82
Other income	27	35	40	62	78

Total income	977	1,006	1,069	1,983	2,155
Net claims	(704)	(784)	(1,126)	(1,488)	(2,092)

Underwriting profit/(loss)	273	222	(57)	495	63

Staff expenses	(70)	(76)	(73)	(146)	(143)
Other expenses	(79)	(87)	(85)	(166)	(171)

Total direct expenses	(149)	(163)	(158)	(312)	(314)
Indirect expenses	(54)	(56)	(62)	(110)	(127)

	(203)	(219)	(220)	(422)	(441)

Technical result	70	3	(277)	73	(378)
Investment income	69	64	74	133	125

Operating profit/(loss)	139	67	(203)	206	(253)

Analysis of income by product
Personal lines motor excluding broker
- own brands	438	440	451	878	907
- partnerships	57	73	86	130	170
Personal lines home excluding broker*
- own brands	118	117	118	235	234
- partnerships	90	98	96	188	195
Personal lines other excluding broker*
- own brands	46	46	45	92	96
- partnerships	48	46	54	94	109
Other
- commercial	80	74	79	154	160
- international	80	80	76	160	155
- other (1)	20	32	64	52	129

Total income	977	1,006	1,069	1,983	2,155

* Home response own brands and partnerships income has been restated from personal lines other to personal lines home.

Note:
(1)	Other is predominantly made up of the discontinued personal lines broker business.

RBS Insurance (continued)

Key metrics
	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010

In-force policies (000's)
Personal lines motor excluding broker
- own brands	3,931	4,071	4,424	3,931	4,424
- partnerships	474	559	755	474	755
Personal lines home excluding broker*
- own brands	1,844	1,775	1,818	1,844	1,818
- partnerships	2,524	2,501	2,535	2,524	2,535
Personal lines other excluding broker*
- own brands	1,932	1,972	2,147	1,932	2,147
- partnerships	7,577	7,909	6,526	7,577	6,526
Other**
- commercial	393	383	344	393	344
- international	1,302	1,234	1,037	1,302	1,037
- other (1)	211	418	988	211	988

Total in-force policies (2)	20,188	20,822	20,574	20,188	20,574

Gross written premium (£m)	1,034	1,037	1,092	2,071	2,182

Performance ratios
Return on equity (3)	15.4%	7.0%	(21.8%)	11.4%	(13.6%)
Loss ratio (4)	71%	77%	104%	74%	96%
Commission ratio (5)	8%	7%	8%	8%	8%
Expense ratio (6)	20%	22%	20%	21%	20%
Combined operating ratio (7)	99%	106%	132%	103%	124%

Balance sheet
General insurance reserves - total (£m)	7,484	7,541	7,326	7,484	7,326

* Home response own brands and partnerships in-force policies (IFPs) have been restated from personal lines other to personal lines home.
** 30 June 2010 comparatives have been restated to reflect the switch of commercial van new business and renewal IFPs from other to commercial.

Notes:
(1)	Other is predominantly made up of the discontinued personal lines broker business.
(2)
Total in-force policies include travel and creditor policies sold through RBS Group. These comprise travel policies included in bank accounts e.g. Royalties Gold Account, and creditor policies sold with bank products including mortgage, loan and card repayment payment protection.

(3)	Return on equity is based on annualised divisional operating profit/(loss) after tax divided by divisional average notional equity (based on regulatory capital).
(4)	Loss ratio is based on net claims divided by net premium income.
(5)	Commission ratio is based on fees and commissions divided by gross written premium.
(6)	Expense ratio is based on expenses excluding fees and commissions divided by gross written premium.
(7)	Combined operating ratio is the sum of the loss, expense and commission ratios.

RBS Insurance (continued)

Key points
RBS Insurance continues to undertake a significant programme of investment, designed to achieve a substantial improvement in financial and operational performance ahead of its planned divestment from the Group. This programme has three phases - recovering profitability; building competitive advantage and driving profitable growth. These results mark significant progress towards the completion of the first phase, with H1 2011 underwriting profit of £495 million, up £432 million versus H1 2010, primarily driven by an improvement in net claims.

The elements of the programme which focus on building competitive advantage have also progressed well in the first half of the year, and are on track to deliver significant benefits in future periods. In H1 2011 RBS Insurance continued to refine and enhance its pricing systems and introduced the first phase of a new claims system. These investments will enable greater pricing sophistication and further improve the control of claims costs, whilst also providing enhanced customer experience. Implementation of the plan, announced in 2010, to rationalise the number of sites occupied is underway. Progress to simplify the legal entity structure, and to ensure compliance with Solvency 2, continues.

RBS Insurance is positioning itself for profitable growth in the future and announced a five-year partnership, on personal lines motor, with Sainsbury's Finance. RBS Insurance will provide the underwriting, sales, service and claims management support to Sainsbury's customers. The agreement with Sainsbury's Finance is an important addition to the partnership channel.

Q2 2011 compared with Q1 2011
•
Operating profit has doubled to £139 million from the previous quarter. This was driven by continuing improvement in the profitability seen in Q1 2011, coupled with the normal seasonal patterns for income and claims, and benign weather conditions in the quarter.

•
Net premium income was down 1%, reflecting the earned impact of the reduction in the risk of the book and pricing action taken last year, together with the exit from unprofitable partnerships and personal lines broker business.

•	Total expenses were down 7% on the prior quarter primarily due to phasing of marketing and indirect expenses.

•	Other income was down £8 million primarily as a result of Tesco Personal Finance run-off and sale of Devitt Insurance Services Limited, the motorcycle insurance broker business, in May 2011.

•	Commercial gross written premium grew 8% in Q2 2011 compared with Q1 2011.

•
Motor income in Q2 2011 was down 4% against Q1 2011, the result of continuing risk reduction. However, the rate of reduction in income has slowed, and in Q2 2011 motor gross written premium grew by 4% compared with Q1 2011. Home gross written premium increased 1% in Q2 2011 in comparison with Q1 2011 and Q2 2010, while home in-force policies grew 2% in Q2 2011 over the previous quarter in a challenging market.

•	An increase in investment income of £5 million in the quarter was due to realised gains, a favourable balance sheet mix and cashflow.

RBS Insurance (continued)

Key points (continued)

Q2 2011 compared with Q2 2010
•
Operating profit was £139 million compared with a loss of £203 million for Q2 2010. The loss in 2010 included reserve strengthening for bodily injury including £241 million related to prior years. The improvement in profit was also attributable to the reduction in the risk of the book, selected business line exits, and pricing action taken.

•	Total expenses were down 8% on last year primarily due to phasing of marketing and indirect expenses.

H1 2011 compared with H1 2010
•
Operating profit was £206 million compared with a loss of £253 million for H1 2010, driven by a £604 million improvement in net claims. The loss in 2010 included reserve strengthening for bodily injury, a significant proportion of which related to prior years and has not been repeated in 2011. The remainder of the improvement is attributable to the reduction in the risk of the book, selected business line exits and pricing action.

•	H1 2011 underwriting profit of £495 million improved by £432 million versus H1 2010, for the reasons noted above.

•	Total income was £172 million lower, partially offsetting the claims movement, driven primarily by the exit from personal lines broker and unprofitable partnerships.

•	Commercial income fell by £6 million year on year due to the run off of Finsure Premium Finance Limited.

•
International continued its growth trend with a 35% increase in gross written premium for H1 2011 versus H1 2010, and a 26% increase in in-force policies, over the same period, driven by strong business performance in Italy, and a new partnership with Fiat. Based on the latest annual data published by ANIA (Italian Insurance Association) for the calendar year 2010, Direct Line Italy is now the leader in the direct motor market with a 27% share. The Italian business makes extensive use of reinsurance to control risk and manage capital.

•	Total expenses were down 4% primarily due to phasing of marketing and indirect expenses.

Central items

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Central items not allocated	47	(43)	49	4	386

Note:
(1)	Costs/charges are denoted by brackets.

Funding and operating costs have been allocated to operating divisions based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

Q2 2011 compared with Q1 2011
•
Central items not allocated represented a credit of £47 million against a charge of £43 million in the previous quarter.  This movement was driven by a gain of £108 million on the disposal of an investment in Visa as well as lower interest rate risk management costs in Group Treasury.

Q2 2011 compared with Q2 2010
•	Central items not allocated represented a credit of £47 million, a decrease of £2 million on Q2 2010.

H1 2011 compared with H1 2010
•	Central items not allocated represented a credit of £4 million, a decline of £382 million on H1 2010.

•
H1 2010 benefited from a £170 million VAT recovery not repeated in H1 2011, as well as unallocated Group Treasury items, including the impact of economic hedges that do not qualify for IFRS hedge accounting.

Non-Core

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	285	303	534	588	1,102

Net fees and commissions	47	47	158	94	262
Income/(loss) from trading activities	230	(298)	33	(68)	(98)
Insurance net premium income	95	138	173	233	341
Other operating income
- rental income	206	192	181	398	368
- other (1)	115	104	(223)	219	(202)

Non-interest income	693	183	322	876	671

Total income	978	486	856	1,464	1,773

Direct expenses
- staff	(109)	(91)	(202)	(200)	(454)
- operating lease depreciation	(87)	(87)	(109)	(174)	(218)
- other	(68)	(69)	(143)	(137)	(299)
Indirect expenses	(71)	(76)	(121)	(147)	(243)

	(335)	(323)	(575)	(658)	(1,214)

Operating profit before other operating charges and impairment losses	643	163	281	806	559
Insurance net claims	(90)	(128)	(215)	(218)	(348)
Impairment losses	(1,411)	(1,075)	(1,390)	(2,486)	(3,094)

Operating loss	(858)	(1,040)	(1,324)	(1,898)	(2,883)

Note:
(1)
Includes losses on disposals (quarter ended 30 June 2011 - £20 million; quarter ended 31 March 2011 - £34 million; quarter ended 30 June 2010 - £4 million; half year ended 30 June 2011 - £54 million; half year ended 30 June 2010 - £5 million).

Non-Core (continued)

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Analysis of income by business
Portfolios & banking	830	598	606	1,428	1,236
International businesses	137	89	243	226	512
Markets	11	(201)	7	(190)	25

Total income	978	486	856	1,464	1,773

Income/(loss) from trading activities
Monoline exposures	(67)	(130)	(139)	(197)	(139)
Credit derivative product companies	(21)	(40)	(55)	(61)	(86)
Asset-backed products (1)	36	66	97	102	42
Other credit exotics	8	(168)	47	(160)	58
Equities	(2)	1	(6)	(1)	(13)
Banking book hedges	(9)	(29)	147	(38)	111
Other (2)	285	2	(58)	287	(71)

	230	(298)	33	(68)	(98)

Impairment losses
Portfolios & banking	1,405	1,058	1,332	2,463	2,911
International businesses	15	20	48	35	116
Markets	(9)	(3)	10	(12)	67

Total impairment losses	1,411	1,075	1,390	2,486	3,094

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (3)
Portfolios & banking	6.1%	4.1%	4.6%	5.3%	4.9%
International businesses	1.9%	2.1%	2.3%	2.3%	2.8%
Markets	(1.2%)	(0.1%)	1.4%	(0.7%)	12.9%

Total	6.0%	4.0%	4.4%	5.2%	4.8%

Notes:
(1)	Asset-backed products include super senior asset-backed structures and other asset-backed products.
(2)	Q2 2011 includes securities gains of £362 million and profits in RBS Sempra Commodities JV of £1 million (quarter ended 30 June 2010 - £nil and £125 million respectively).
(3)	Includes disposal groups.

Non-Core (continued)

Key metrics
	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010

Performance ratios
Net interest margin	0.87%	0.90%	1.23%	0.89%	1.25%
Cost:income ratio	34%	66%	67%	45%	68%
Adjusted cost:income ratio	38%	90%	90%	53%	85%

	30 June 2011	31 March 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet (1)
Total third party assets (excluding derivatives) (2)	112.6	124.8	(10%)	137.9	(18%)
Total third party assets (including derivatives) (2)	134.7	137.1	(2%)	153.9	(12%)
Loans and advances to customers (gross)	94.9	101.0	(6%)	108.4	(12%)
Customer deposits	5.0	7.1	(30%)	6.7	(25%)
Risk elements in lending	24.9	24.0	4%	23.4	6%
Risk-weighted assets (2)	124.7	128.5	(3%)	153.7	(19%)

Notes:
(1)	Includes disposal groups.
(2)
Includes RBS Sempra Commodities JV (30 June 2011 Third party assets, excluding derivatives (TPAs) £1.1 billion, RWAs £1.9 billion; 31 March 2011 TPAs £3.9 billion, RWAs £2.4 billion; 31 December 2010 TPAs £6.7 billion, RWAs £4.3 billion).

	30 June 2011	31 March 2011	31 December 2010
	£bn	£bn	£bn

Gross customer loans and advances
Portfolios & banking	92.1	98.0	104.9
International businesses	2.7	2.9	3.5
Markets	0.1	0.1	-

	94.9	101.0	108.4

Risk-weighted assets
Portfolios & banking	72.6	76.5	83.5
International businesses	5.2	5.1	5.6
Markets	46.9	46.9	64.6

	124.7	128.5	153.7

Non-Core (continued)

Third party assets (excluding derivatives)

Quarter ended 30 June 2011
	31 March 2011	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 June 2011
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	38.7	(1.1)	(0.3)	0.2	(1.3)	0.4	36.6
Corporate	56.0	(2.6)	(4.0)	0.6	-	0.4	50.4
SME	3.1	(0.4)	-	-	-	-	2.7
Retail	8.3	(0.2)	-	-	(0.1)	-	8.0
Other	2.5	(0.2)	-	-	-	-	2.3
Markets	12.3	(0.7)	(0.4)	0.3	-	-	11.5

Total (excluding derivatives)	120.9	(5.2)	(4.7)	1.1	(1.4)	0.8	111.5
Markets - RBS Sempra Commodities JV	3.9	(0.5)	(2.2)	-	-	(0.1)	1.1

Total (1)	124.8	(5.7)	(6.9)	1.1	(1.4)	0.7	112.6

Quarter ended 31 March 2011
	31 December 2010	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 March 2011
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	42.6	(3.0)	(0.4)	0.2	(1.0)	0.3	38.7
Corporate	59.8	(1.9)	(2.4)	0.8	-	(0.3)	56.0
SME	3.7	(0.6)	-	-	-	-	3.1
Retail	9.0	(0.4)	-	-	(0.1)	(0.2)	8.3
Other	2.5	-	-	-	-	-	2.5
Markets	13.6	(1.1)	-	0.1	-	(0.3)	12.3

Total (excluding derivatives)	131.2	(7.0)	(2.8)	1.1	(1.1)	(0.5)	120.9
Markets - RBS Sempra Commodities JV	6.7	(0.3)	(2.3)	-	-	(0.2)	3.9

Total (1)	137.9	(7.3)	(5.1)	1.1	(1.1)	(0.7)	124.8

Quarter ended 30 June 2010
	31 March 2010	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 June 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	49.5	(5.3)	(0.3)	2.8	(1.1)	(1.5)	44.1
Corporate	78.8	(2.6)	(4.5)	0.6	0.1	(2.0)	70.4
SME	4.0	0.9	-	-	(0.1)	(0.1)	4.7
Retail	19.8	(0.5)	(1.7)	-	(0.2)	(0.6)	16.8
Other	3.3	(0.2)	(0.1)	-	-	-	3.0
Markets	24.1	(0.6)	(1.4)	0.6	(0.1)	(0.3)	22.3

Total (excluding derivatives)	179.5	(8.3)	(8.0)	4.0	(1.4)	(4.5)	161.3
Markets - RBS Sempra Commodities JV	14.0	(1.4)	-	-	-	0.1	12.7

Total (1)	193.5	(9.7)	(8.0)	4.0	(1.4)	(4.4)	174.0

Note:
(1)	£2 billion of disposals have been signed as at 30 June 2011 but are pending closing (31 March 2011 - £7 billion; 30 June 2010 - £2 billion).

Non-Core (continued)

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Impairment losses by donating division and sector

UK Retail
Mortgages	1	(3)	-	(2)	3
Personal	3	3	-	6	2

Total UK Retail	4	-	-	4	5

UK Corporate
Manufacturing and infrastructure	47	-	21	47	16
Property and construction	36	13	150	49	204
Transport	26	20	(3)	46	(3)
Banking and financial institutions	1	3	2	4	26
Lombard	25	18	29	43	54
Other	46	11	64	57	121

Total UK Corporate	181	65	263	246	418

Ulster Bank
Mortgages	-	-	23	-	43
Commercial real estate
- investment	161	223	145	384	244
- development	810	503	386	1,313	748
Other corporate	6	107	137	113	188
Other EMEA	5	6	13	11	33

Total Ulster Bank	982	839	704	1,821	1,256

US Retail & Commercial
Auto and consumer	12	25	32	37	47
Cards	(3)	(7)	4	(10)	18
SBO/home equity	58	53	67	111	169
Residential mortgages	6	4	(10)	10	2
Commercial real estate	11	19	42	30	105
Commercial and other	(6)	(3)	6	(9)	8

Total US Retail & Commercial	78	91	141	169	349

Global Banking & Markets
Manufacturing and infrastructure	(6)	(2)	(281)	(8)	(252)
Property and construction	217	105	501	322	973
Transport	(1)	(6)	-	(7)	1
Telecoms, media and technology	34	(11)	11	23	-
Banking and financial institutions	(39)	1	11	(38)	172
Other	(36)	(8)	24	(44)	125

Total Global Banking & Markets	169	79	266	248	1,019

Other
Wealth	(1)	1	16	-	44
Global Transaction Services	(3)	-	-	(3)	3
Central items	1	-	-	1	-

Total Other	(3)	1	16	(2)	47

Total impairment losses	1,411	1,075	1,390	2,486	3,094

Non-Core (continued)

	30 June 2011	31 March 2011	31 December 2010
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector

UK Retail
Mortgages	1.5	1.6	1.6
Personal	0.3	0.3	0.4

Total UK Retail	1.8	1.9	2.0

UK Corporate
Manufacturing and infrastructure	0.3	0.2	0.3
Property and construction	7.2	8.0	11.4
Transport	5.0	5.1	5.4
Banking and financial institutions	0.9	0.8	0.8
Lombard	1.4	1.5	1.7
Invoice finance	-	-	-
Other	6.8	7.5	7.4

Total UK Corporate	21.6	23.1	27.0

Ulster Bank
Commercial real estate
- investment	4.1	3.9	4.0
- development	9.0	8.9	8.4
Other corporate	1.8	2.0	2.2
Other EMEA	0.4	0.5	0.4

Total Ulster Bank	15.3	15.3	15.0

US Retail & Commercial
Auto and consumer	2.2	2.4	2.6
Cards	0.1	0.1	0.1
SBO/home equity	2.7	2.9	3.2
Residential mortgages	0.7	0.7	0.7
Commercial real estate	1.2	1.4	1.5
Commercial and other	0.4	0.4	0.5

Total US Retail & Commercial	7.3	7.9	8.6

Global Banking & Markets
Manufacturing and infrastructure	8.5	8.9	8.7
Property and construction	18.6	19.1	19.6
Transport	4.2	4.5	5.5
Telecoms, media and technology	0.8	1.1	0.9
Banking and financial institutions	8.8	11.1	12.0
Other	7.5	8.2	9.0

Total Global Banking & Markets	48.4	52.9	55.7

Other
Wealth	0.3	0.4	0.4
Global Transaction Services	0.3	0.2	0.3
RBS Insurance	-	0.1	0.2
Central items	(0.3)	(1.0)	(1.0)

Total Other	0.3	(0.3)	(0.1)

Gross loans and advances to customers (excluding reverse repurchase agreements)	94.7	100.8	108.2

Non-Core (continued)

Key points
Non-Core continues to make good progress. Third party assets (excluding derivatives) were down £12 billion to £113 billion and the division remains on track to meet its target of reducing third party assets to below £100 billion by the end of 2011.

Momentum continues in 2011 as Non-Core works through the £12 billion pipeline of transactions signed but not completed at the end of 2010. At the end of Q2 2011 £2 billion remained to be completed from last year's signed deals and the pipeline continues to build.

Headcount continues to fall, from 6,700 at the end of Q1 2011 to 6,300 at 30 June 2011.

Q2 2011 results demonstrate Non-Core's commitment to delivering results in what is a challenging and complex environment with significant regulatory headwinds.

As Non-Core continues to shrink, income and expenses are falling in line with expectations. The increase in impairments in Q2 2011 principally resulted from additional real estate charges, continuing difficulties in Ireland driven by development real estate values and impairments relating to a small number of large corporates.

Q2 2011 compared with Q1 2011
•	Non-Core made further progress with third party assets (excluding derivatives) declining by £12 billion to £113 billion, driven by disposals of £7 billion and run-off of £5 billion.

•	Risk weighted assets fell by £4 billion in Q2 2011. The reduction principally reflected continued asset sales, run-off and defaults, partially offset by foreign exchange rate movements.

•
Non-Core operating loss was £858 million in the second quarter, compared with £1,040 million in Q1 2011. Non-interest income was higher, reflecting gains on a number of securities arising from restructured assets.

•
Higher impairments in Q2 2011 resulted from additional real estate charges, continuing difficulties in Ireland driven by development real estate values and impairments relating to a small number of large corporates.

•	Expenses increased 4% from Q1 2011. Excluding the impact of one-off changes to expense accruals, expenses were broadly flat in Q2 2011.

Q2 2011 compared with Q2 2010
•	Third party assets (excluding derivatives) declined by £61 billion (35%) since Q2 2010 reflecting disposals (£36 billion) and run-off (£26 billion).

•	Risk-weighted assets were £50 billion lower, driven principally by significant disposal activity combined with run-off.

•	Offsetting the impact of continuing balance sheet reduction on net interest income, non-interest income was higher as a result of securities gains in Q2 2011 on restructured assets.

•	Costs decreased by £240 million primarily reflecting disposal activity and consequent significant headcount reductions across countries, Non-Core insurance and Sempra Commodities.

Non-Core (continued)

Key points (continued)

H1 2011 compared with H1 2010
•	Non-Core operating loss decreased from £2,883 million in H1 2010 to £1,898 million in H1 2011 driven by lower expenses and impairments.

•	Lower costs reflect significant headcount reductions resulting from disposals and run-down of businesses.

•	Impairments were £608 million lower, reflecting the overall improvement in the economic environment despite ongoing difficulties in Ireland.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 August 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary